Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Meda AB

Mylan Acquisition of Meda & 2015 Financial Results Feb. 10, 2016

FORWARD LOOKING STATEMENT This communication contains “forward-looking statements.” Such forward-looking statements may include, without limitation, statements about the proposed acquisition of Meda AB (publ.) (“Meda”) by Mylan N.V. (“Mylan” or the “Company”) (the “Proposed Transaction”), Mylan’s related public offer to the shareholders of Meda to acquire all of the outstanding shares of Meda (the “Offer”), Mylan’s acquisition (the “EPD Transaction”) of Mylan Inc. and Abbott Laboratories’ (“Abbott”) non-U.S. developed markets specialty and branded generics business (the “EPD Business”), the benefits and synergies of the EPD Transaction and the Proposed Transaction, future opportunities for Mylan, Meda, or the combined company and products and any other statements regarding Mylan’s, Meda’s or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. These may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties related to the Proposed Transaction, including as to the timing of the Proposed Transaction, uncertainties as to whether Mylan will be able to complete the Proposed Transaction, the possibility that competing offers will be made, the possibility that certain conditions to the completion of the Offer will not be satisfied, and the possibility that Mylan will be unable to obtain regulatory approvals for the Proposed Transaction or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the Proposed Transaction; the ability to meet expectations regarding the accounting and tax treatments of the EPD Transaction and the Proposed Transaction; changes in relevant tax and other laws, including but not limited to changes in healthcare and pharmaceutical laws and regulations in the U.S. and abroad; the integration of the EPD Business and Meda being more difficult, time-consuming, or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the EPD Transaction and the Proposed Transaction; the retention of certain key employees of the EPD Business and Meda being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the EPD Transaction and the Proposed Transaction within the expected time-frames or at all and to successfully integrate the EPD Business and Meda; expected or targeted future financial and operating performance and results; the capacity to bring new products to market, including but not limited to where Mylan uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); any regulatory, legal, or other impediments to Mylan’s ability to bring new products to market; success of clinical trials and Mylan’s ability to execute on new product opportunities; any changes in or difficulties with our inventory of, and our ability to manufacture and distribute EpiPen® Auto-Injector, to meet anticipated demand; the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan, Meda or the combined company; the inherent challenges, risks, and costs in identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015 and its other filings with the Securities and Exchange Commission (“SEC”). These risks and uncertainties also include those risks and uncertainties that will be discussed in the offer document to be filed with the Swedish Financial Supervisory Authority (“SFSA”), the Registration Statement on Form S-4 to be filed with the SEC and the EU Prospectus to be filed with the Netherlands Authority for the Financial Markets (“AFM”) or another competent EU authority. You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this communication, except as required by law. Legal Matters

ADDITIONAL INFORMATION In connection with the Offer, an offer document will be filed with the SFSA and published by Mylan upon approval by the SFSA. In addition, Mylan expects to file certain materials with the SEC, including, among other materials, a Registration Statement on Form S-4. Mylan also expects to file an EU Prospectus with the AFM or another competent EU authority. This communication is not intended to be, and is not, a substitute for such documents or for any other document that Mylan may file with the SFSA, the SEC, the AFM or any other competent EU authority in connection with the Offer. This communication contains advertising materials (reclame-uitingen) in connection with the Offer as referred to in Section 5:20 of the Dutch Financial Supervision Act (Wet op het financieel toezicht). INVESTORS AND SECURITYHOLDERS OF MEDA ARE URGED TO READ ANY DOCUMENTS FILED WITH THE SFSA, THE SEC AND THE AFM OR ANY OTHER COMPETENT EU AUTHORITY CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, MEDA AND THE OFFER. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov, on Mylan’s website at medatransaction.mylan.com or, to the extent filed with the AFM, through the website maintained by the AFM at www.afm.nl, or by directing a request to Mylan at 724.514.1813 or investor.relations@mylan.com. Any materials filed by Mylan with the SFSA, the SEC, the AFM or any other competent EU authority that are required to be mailed to Meda shareholders will also be mailed to such shareholders. A copy of this communication will be available free of charge at the following website: medatransaction.mylan.com. FURTHER INFORMATION The Offer is not being made to persons whose participation in the Offer requires that an additional offer document be prepared or registration effected or that any other measures be taken in addition to those required under Swedish law (including the Swedish Takeover Rules), Dutch law and U.S. law. The distribution of this communication and any related Offer documentation in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this communication are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any such jurisdiction. Therefore, persons who receive this communication (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Mylan disclaims any responsibility or liability for the violations of any such restrictions by any person. The Offer is not being made, and this communication may not be distributed, directly or indirectly, in or into, nor will any tender of shares be accepted from or on behalf of holders in, any jurisdiction in which the making of the Offer, the distribution of this communication or the acceptance of any tender of shares would contravene applicable laws or regulations or require further offer documents, filings or other measures in addition to those required under Swedish law (including the Swedish Takeover Rules), Dutch law and U.S. law. The acceptance period for the Offer for shares of Meda described in this communication has not commenced. Legal Matters (cont’d)

Non-GAAP financial measures This communication includes the presentation and discussion of certain financial information that differs from what is reported under GAAP. These non-GAAP financial measures, including, but not limited to, adjusted total revenues, adjusted diluted earnings per share (“adjusted diluted EPS”), adjusted free cash flow, adjusted third party net sales, constant currency adjusted total revenues, constant currency adjusted third party net sales, adjusted gross margin, adjusted R&D as % of adjusted total revenue, adjusted SG&A as % of adjusted total revenue, adjusted EBITDA, adjusted net earnings, adjusted operating cash flow, adjusted EBITDA margin, and adjusted effective tax rate, are presented in order to supplement investors’ and other readers’ understanding and assessment of the Company’s financial performance. Management uses these measures internally for forecasting, budgeting and measuring its operating performance. In addition, primarily due to acquisitions, Mylan believes that an evaluation of its ongoing operations (and comparisons of its current operations with historical and future operations) would be difficult if the disclosure of its financial results were limited to financial measures prepared only in accordance with GAAP. In addition, the Company believes that including EBITDA and supplemental adjustments applied in presenting adjusted EBITDA pursuant to our debt agreements is appropriate to provide additional information to investors to demonstrate the Company’s ability to comply with financial debt covenants (which are calculated using a measure similar to adjusted EBITDA) and assess the Company’s ability to incur additional indebtedness. We also report sales performance using the non-GAAP financial measure of “constant currency” total revenues, adjusted total revenues, third party net sales, and adjusted third party net sales. This measure provides information on the change in net sales assuming that foreign currency exchange rates had not changed between the prior and current period. The comparisons presented as constant currency rates reflect comparative local currency sales at the prior year’s foreign exchange rates. We routinely evaluate our third party net sales performance at constant currency so that sales results can be viewed without the impact of foreign currency exchange rates, thereby facilitating a period-to-period comparison of our operational activities, and we believe that this presentation also provides useful information to investors for the same reason. The “Summary of Adjusted Revenues by Segment” table in the Appendix compares third party net sales and, as applicable, adjusted third party net sales on an actual and constant currency basis for each reportable segment and the geographic regions within the Generics segment for the three months ended and year ended December 31, 2015 and 2014. Also, set forth in the Appendix, Mylan has provided reconciliations of its non-GAAP financial measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliations of the non-GAAP measures to their most directly comparable GAAP measures set forth below, and investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. TRADEMARK DISCLAIMER All trademarks, trade names, product names, graphics and logos of Mylan or any of its affiliates contained herein are trademarks, registered trademarks or trade dress of Mylan or such affiliate in the United States and/or other countries. Meda is a registered trademark of Meda AB. All other trademarks, trade names, product names and logos contained herein are the property of their respective owners. The use or display of other parties' trademarks, trade names, product names or logos is not intended to imply, and should not be construed to imply, a relationship with or endorsement or sponsorship of Mylan by such other party. Legal Matters (cont’d)

Agenda 2 Mylan 2015 Q4 and FY Financial Results Meda Transaction 3 2016 Financial Guidance 1 4 Q&A

Mylan + Meda: Strategic Rationale Further diversifies and de-risks Mylan’s global portfolio mix by strengthening branded platform, and creates ~$1 billion business in attractive OTC market Establishes leadership across all commercial channels in Europe; strengthens U.S. specialty business; and provides exciting platform for growth in new emerging markets Complements and optimizes infrastructure from Abbott EPD transaction Enhances therapeutic presence in all regions to create a leader in allergy and respiratory and critical mass in dermatology and pain Cross-fertilization opportunities of combined product portfolio Helps maximize future Mylan launches Enhances size and scale with 2015 combined revenues of ~$11.8 billion1 and adjusted EBITDA of ~$3.8 billion1 Represents a multiple of 12.9x 2015 adjusted EBITDA and 8.9x 2015 adjusted EBITDA with synergies Substantial synergy opportunity, with ~$350 million of annual pre-tax operational synergies expected by year four after closing Expected to be immediately accretive to Mylan earnings, with accretion increasing significantly after first full year (2017) as synergies are realized Creates opportunity to achieve $0.35-$0.40 accretion in 2017 and to accelerate achievement of previously stated $6.00 adjusted diluted EPS target to 2017 vs 20182 Significantly Strengthens and Diversifies Commercial Presence Enhances Critical Mass in Key Therapeutic Areas Financially Compelling Transaction SEK = 0.118 USD; Combined company figures represent an aggregation of Mylan figures derived from US GAAP financial information and Meda figures derived from EU IFRS financial information and do not reflect pro forma adjustments (including no elimination of transactions between Mylan and Meda) Stated 2017 opportunity/2018 target; this is a long-term target only and does not represent company guidance.

Mylan 2015 Q4 & YE Financial Results

2015 Highlights Mylan delivered exceptional 2015 performance while executing against our long-term growth drivers 28% year-over-year constant currency adjusted total revenues growth Actual adjusted total revenues absorbed foreign exchange headwinds of $0.4 billion 21% year-over-year adjusted diluted EPS growth despite foreign exchange headwinds of $0.11 per share 107% year-over-year adjusted free cash flow growth Closed the acquisition of Abbott’s non-U.S. developed markets specialty and branded generics business, surpassing growth expectations and yielding a stable, cash-generative business Closed the acquisition of certain women’s healthcare businesses from Famy Care Limited, creating a leading women’s healthcare franchise Further strengthened our EpiPen® Auto-Injector franchise and continued our efforts to expand access and awareness to anaphylaxis market Year-Over-Year Operational Leverage Constant currency adjusted total revenues, adjusted total revenues, adjusted diluted EPS, adjusted free cash flow, adjusted gross margin, adjusted R&D % of adjusted total revenues, adjusted SG&A % of adjusted total revenues, and EBITDA margin are non-GAAP financial measures. Please see the Appendix for reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures.

2016 Financial Guidance 16%* revenue growth 16%* adjusted diluted EPS growth 2016 revenue expected to be between $10.5 billion and $11.5 billion 2016 adjusted diluted EPS expected to be between $4.85 and $5.15 *Year-over-year growth is based off of the midpoint of 2016 guidance ranges. Note that 2016 guidance ranges includes Meda for one quarter. Adjusted diluted EPS is a non-GAAP financial measure. Please see the Appendix for a reconciliation of such non-GAAP financial measure to the most directly comparable GAAP financial measure.

FY 2015 Revenue Growth by Segment Adjusted Revenues* *Total Mylan growth reflects the year-over-year comparison of total adjusted revenues. Segment and region growth reflects the year-over-year comparison of adjusted third-party net sales. All growth rates are stated on a constant currency basis. Adjusted total revenues and adjusted European Generics third-party net sales as well as constant currency growth rates are non-GAAP financial measures. Please see the Appendix for reconciliations of such non-GAAP financial measures to the most direct comparable GAAP financial measures. $ in millions FY 2014 FY 2015 Adjusted Revenues* Growth Legacy Mylan Pro Forma EPD Business** North American Generics +12% -4% European Generics +3% +1% ROW Generics +15% +5% Specialty +1% N/A Total Mylan +9% +2% +28% +67% +16% +38% +1% **Pro Forma EPD Business growth reflects the year-over-year full year comparison in 2015 versus 2014, with Abbott Laboratories owning the business during 2014 and during two months of 2015, on a constant currency basis.

Q4 and FY 2015 Financial Highlights $ millions, except EPS Q4 2015 Q-o-Q Growth FY 2015 Y-o-Y Growth Total Revenues* $2,491 24% (cc)** $9,446 28% (cc)** Gross Margin* 56% +200 bps 56% +400 bps R&D as % of Revenue* 6.3% (80) bps 6.9% (40) bps SG&A as % of Revenue* 20.0% +230 bps 20.2% +90 bps EBITDA* $827 21% $3,012 27% Net Earnings* $620 48% $2,137 51% Diluted EPS* $1.22 16% $4.30 21% Operating Cash Flow* $602 233% $2,217 83% Capital Expenditures $156 49% $363 12% Effective Tax Rate* 14% (1,100) bps 17% (800) bps Diluted Share Count 510 497 *Adjusted metrics; **(cc) refers to constant currency Adjusted metrics and constant currency measures are non-GAAP financial measures. Please see the Appendix for reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures. Note: Quarter-over-Quarter (Q-o-Q) growth compares Q4 2015 actual results to Q4 2014 actual results. Q1 2015 Q2 2015 Q3 2015 Q4 2015 Impact of Avg. Share Count FY 2015 Diluted EPS* $0.70 $0.91 $1.43 $1.22 $0.04 $4.30 Net Earnings* $309 $474 $734 $620 $2,137 Diluted Share Count 443.8 521.9 514.0 509.8 497.4 GAAP requires EPS to be calculated for each individual period based on avg. share count for the period Issuance of shares to ABT in Q1 2015 impacted Q4 average share count vs. FY average share count

Meda Transaction Overview

U.S. 2015 Meda Revenue Split Emerging Markets Europe OTC Other Rx 2% Other By Region By Segment Meda: Highly Attractive and Unique Asset with Strong Strategic Fit Meda AB is a leading international specialty pharma company with a broad product portfolio of Rx, Gx and OTC products sold in ~150 countries 2015 sales of ~$2.3 billion1 and adjusted EBITDA of ~$768 million1 Estimated 2016-2018 CAGR of ~3% in revenues and ~5% in adjusted EBITDA2; highly profitable and durable business Workforce of ~4,500, including a robust salesforce and marketing organization of ~2,650 operating in >50 countries Strong therapeutic presence in respiratory/allergy, dermatology and pain Established commercial footprint across U.S. and Europe Growing business in emerging markets in China, SE Asia, the Middle East, Russia/CIS, Turkey and South America Network of seven manufacturing facilities in Europe, the U.S. and India with capabilities in Nasals, Topicals, Liquids and DPIs SEK = 0.118 USD; Calculated using the Meda internal unaudited three year budget for the financial years 2016-2018

Further Diversifies and Strengthens Mylan’s Business Combined company will have an attractive and diverse portfolio of >2,000 branded, generic and OTC products Expands Mylan’s branded portfolio in all regions in existing and new therapeutic areas Provides strong position into attractive OTC market, creating $1 billion combined business at close Further diversifies and balances Mylan’s geographic footprint and provides entry into new emerging markets Standalone Meda and pro forma Mylan revenues based on exchange rate of SEK = 0.118 USD; Combined company figures represent an aggregation of Mylan figures derived from US GAAP financial information and Meda figures derived from EU IFRS financial information and do not reflect pro forma adjustments (including no elimination of transactions between Mylan and Meda) Standalone Mylan Standalone Meda Pro Forma Mylan Generics Specialty / Branded Gx OTC & Other 2015 Revenue by Channel1 2015 Revenue by Geography Standalone Mylan Standalone Meda Pro Forma Mylan North America Europe Rest of World $9.4 billion $2.3 billion $11.8 billion

Enhances Critical Mass in Key Franchises Nearly 50% of Meda’s revenues derive from Allergy/Respiratory, Dermatology and Pain products, which are highly complementary to Mylan Mylan expects that the combined company will have approximately six $1 billion therapeutic franchises at close, including Respiratory & Allergy, GI, Cardio, CNS, Diabetes & Metabolic and Infectious Disease Meda also significantly enhances Mylan’s presence in other areas such as Dermatology, Pain, and Women’s Health +25% +160% Mylan Net Sales by TA(1) Meda Net Sales by TA(1) Combined Net Sales by TA(1) +160% +25% +30% +50% +40% +20% (1) Percentages in therapeutic area breakout based on Q1-Q3 2015 actual product net sales. 0%

Creates Attractive Portfolios of Rx, Gx and OTC Products Attractive portfolios across therapeutic categories offering greater opportunities to maximize combined portfolio and drive growth Well-positioned for future high-value launches, e.g. generic Advair, Revefencin, biosimilars Combined business will be fueled by Mylan commitment to R&D and portfolio expansion Allergy/Respiratory Dermatology Pain Meda + Mylan in Key TAs (Portfolio and Disclosed Pipeline) Gx Advair® DPI Gx Fluticasone MDI Novel ICS/LABA/LAMA DPI Sotirimod Hokunalin Gx Benzaclin Gx Acyclovir ointment Revefenacin Amnesteem

Creates ~$1 Billion Global OTC Business Established OTC presence in Europe, and platform for growth in the U.S. and emerging markets Well-established and differentiated brands including: Meda portfolio is exclusively branded OTC; no private label Opportunities to leverage portfolio and expertise in new markets, and accelerate growth through marketing and line extensions Strong platform for future business development and M&A in OTC space

Provides Mylan with Expansion into 16 New Countries Significantly enhances Mylan’s commercial platform and capabilities Combined company will sell into more than 165 countries and territories around the world, with a direct commercial presence in ~60 markets and combined salesforce of ~5,900 Opportunity to optimize infrastructure to accelerate growth, particularly EPD business and emerging markets The Americas Mylan: ~600 sales reps Meda: ~350 sales reps Europe Mylan: ~2,000 sales reps Meda: ~1,015 sales reps Japan, ANZ Mylan: ~700 sales reps Meda: ~10 sales reps India and EM Mylan: ~450 sales reps Meda: ~775 sales reps

Opportunity to Apply Mylan Best-in-Class Global Manufacturing and Supply Chain Platform to Meda Ability and agility to respond to large and small volume orders with short lead times Manufacturing & Supply Capabilities Serving Market Needs ~50 internal manufacturing sites (including 10 API sites) plus ~10 R&D sites More than 1,400 3P suppliers and CMOs Broad range of dosage forms: tablets, capsules, powders, injectables, aerosols, patches, gums, creams, liquids and nasals, DPIs, topicals/ointments Manufacturing strategically located to support markets Vendor managed inventory for select accounts Ship to more than 35,000 customers Delivery of more than 65 billion doses to patients annually Direction of 55+ distribution centers Packaging, labeling and artwork meeting local requirements (language, design) ~2,000+ products ~29,000+ SKUs 165+ markets 40+ languages

Creates European Leader, Leveraging Respective Strengths ~$3.8 billion1 in 2015 pro forma revenues from Europe Builds on EPD asset to create stronger platform that can maximize market opportunities and weather inherent market challenges Consolidates EpiPen® Auto-Injector and provides greater opportunities to build brand Combined sales force of ~3,000 reaching physicians, retail/pharmacy, and institutions Combined portfolio of marketed products across Rx, Gx, OTC Meda Stand-Alone Europe 2015 Sales by Country Top Existing Mylan Market Increase in Pro Forma 2015A Sales vs. Standalone Total Europe +60% France +25% Italy +55% Germany +185% UK & Ireland +60% Spain +70% Benelux +75% Nordics +440% Portugal +120% Greece +35% Switzerland/Austria +60% All CEE +25% SEK = 0.118 USD; Combined company figures represent an aggregation of Mylan figures derived from US GAAP financial information and Meda figures derived from EU IFRS financial information and do not reflect pro forma adjustments (including no elimination of transactions between Mylan and Meda)

Accelerates Growth in Emerging Markets and Establishes Presence in Attractive New Markets ~$1.5 billion1 in 2015 pro forma revenues from emerging markets Provides Mylan entry to China, Russia, Southeast Asia, Turkey, Mexico and parts of Middle East Meda has strong history in China; business est. in 1994 and operating as owned affiliate since 2011 Provides established salesforce in key markets, including China, Russia, Turkey, etc. Key Meda emerging markets brands include: Potential to add Mylan differentiated generics portfolio to Meda business for accelerated growth Mylan brings strong EM presence in Infectious Disease, Biologics, Insulins, Women’s Health Meda Stand-Alone 2015 Emerging Markets Sales by Key Countries SEK = 0.118 USD; Combined company figures represent an aggregation of Mylan figures derived from US GAAP financial information and Meda figures derived from EU IFRS financial information and do not reflect pro forma adjustments (including no elimination of transactions between Mylan and Meda)

Gx Rx OTC Physicians Retail & Pharmacy Wholesalers Governments Institutions Strengthens Ability to Deliver for Customers Quality Differentiated Technologies Supply Reliability Broad Product Offering Service Excellence Operational Leverage Potential to distribute portfolio across customer channels—selling One Mylan around the world Powerful platform to bring more value to our customers through a broader range of products and services and total patient and pharmacy solutions Opportunity to leverage commercial best practices Aligned with macro trends and industry environment with evolving distributor and payor dynamics and need for scale

Offer Overview Structured as a recommended public offer to the shareholders of Meda to tender their shares to Mylan At announcement, offer value equal to SEK 165 per Meda share (80% in cash and 20% in Mylan ordinary shares)1 At announcement, total value of $9.9 billion, including assumption of net debt1 ~$8.5 billion in cash and debt and $1.4 billion in Mylan ordinary shares Subject to certain conditions, Meda shareholders representing ~30% of outstanding shares have irrevocably committed to accept the Offer and expect to be long-term holders of Mylan Terms Key Conditions Timing More than 90% of the outstanding Meda shares must tender into the Offer Customary regulatory clearances Offer is not subject to any financing conditions, and Mylan has secured committed financing Offer acceptance period to commence following approval of the Offer documents Transaction expected to close by the end of Q3 2016 Offer value of SEK 165 based on Mylan share price of $50.74 and a USD/SEK exchange rate of 0.119. Total value also based on Meda net debt of SEK 23.3 billion. As described in the Offer announcement, the Offer consideration is subject to adjustment in certain circumstances

Financially Compelling Transaction Combined 2015 revenues of approximately $11.8 billion1 and adjusted EBITDA of $3.8 billion1 in year one Expected to be immediately accretive to Mylan earnings, with accretion increasing significantly after first full year (2017) as synergies are realized. Creates opportunity to achieve $0.35-$0.40 accretion in 2017 and to accelerate achievement of previously stated $6.00 adjusted diluted EPS target to 2017 vs 20182 Substantially increases free cash flow Accelerates long-term EBITDA and earnings growth Enhances EBITDA margin profile ~$350 million in annual pre-tax operational synergies expected by year four Offers substantial benefits to stakeholders of both companies SEK = 0.118 USD; Combined company figures represent an aggregation of Mylan figures derived from US GAAP financial information and Meda figures derived from EU IFRS financial information and do not reflect pro forma adjustments (including no elimination of transactions between Mylan and Meda). Stated 2017 opportunity/2018 target; this is a long-term target only and does not represent company guidance.

Delivers Immediate and Significant Accretion to Shareholders Creates opportunity to accelerate achievement of $6.00 in adjusted diluted EPS target to 2017 vs. 20182 Mylan Adjusted Diluted EPS ’15-’17E CAGR: +18% Adjusted diluted EPS is a non-GAAP financial measure. 2016 figure represents the midpoint of 2016 guidance range. See Appendix for reconciliation of 2015 and 2016E adjusted diluted EPS to the most directly comparable GAAP measure. (1) Midpoint of 2016 guidance range (2) Stated 2017 opportunity/2018 target; this is a long-term target only and does not represent company guidance. 1 2

Compelling Value for Mylan Shareholders LTM Synergized Multiple of 8.9x Multiple in-line with relevant market precedents for a scarce, high quality asset Assumes current USD/ SEK exchange rate of 0.119 as of Feb. 9, 2016. Reflects Meda’s 2015 EBITDA, excluding non-recurring effects. Assumes December 31, 2015 SEK / USD exchange rate of 0.118. Transaction Value (incl. Net Debt) 1 $9.93bn Meda 2015 Adjusted EBITDA 2 $0.77bn Run-Rate Synergies 0.35bn Synergized EBITDA $1.12bn

Strong Financial Profile Post Completion Pro forma leverage at close is expected to be approximately 3.8x debt-to-adjusted EBITDA Significant free cash flows generated by the combined company will allow for rapid deleveraging Highly leverageable infrastructure Competitive global tax structure Able to utilize and build upon advantaged platform provided by successful EPD transaction Mylan expects to retain ample financial flexibility for future opportunities Mylan Debt-to-LTM Adjusted EBITDA Assumes illustrative transaction close of end of Q3 2016. 1 <2.0x Net debt to LTM Adj. EBITDA

Mylan 2016 Financial Guidance

2016 Financial Guidance $ millions, except EPS 2016 Guidance Y-o-Y Growth Total Revenues $10,500-$11,500 16% Gross Margin* 55%-57% +40 bps R&D as % of Revenue* 6%-7% (40) bps SG&A as % of Revenue* 19%-21% (20) bps EBITDA* $3,500-$4,000 25% Net Earnings* $2,525-$2,725 23% Diluted EPS* $4.85-$5.15 16% Operating Cash Flow* $2,400-$2,600 13% Capital Expenditures $400-$500 24% Effective Tax Rate* 15%-17% (100) bps Diluted Share Count 520-530 *Adjusted metrics Note that 2016 guidance ranges includes Meda for one quarter. Adjusted metrics are non-GAAP financial measures. Please see the Appendix for reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures. Note: Year-over-year growth is calculated from the midpoint of 2016 guidance ranges.

2016 Guidance: Operational Leverage Total Revenues 2015 Actuals 2016 Guidance Adjusted Gross Margin Adjusted R&D % of Total Revenues** Adjusted SG&A % of Total Revenues** Adjusted EBITDA Margin Adjusted Diluted EPS *Adjusted gross margin, adjusted R&D % of adjusted total revenues, adjusted SG&A % of adjusted total revenues, EBITDA margin, and adjusted diluted EPS are non-GAAP financial measures. Please see the Appendix for reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures. **2015 total revenues represents adjusted total revenues. See Appendix for reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measure. +16% +16%

Bridge to 2016: Revenue Guidance Unfavorable $ in millions Favorable 2015 Actual* Price Erosion $10,500 - $11,500 New Business 2016 New Product Launches Generics: ~20% Specialty: ~8% Segment Growth (ex-Meda) Includes the Q4 2016 impact of Meda and the FY 2016 impacts of the Q1 2015 EPD and Q4 2015 Famy Care transactions Base Pricing Assumptions Generics: low to mid-single digit erosion Specialty: high single digit growth *2015 Actual represents 2015 adjusted total revenues.  See Appendix for reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measure.

Bridge to 2016: Adjusted Diluted EPS Guidance * Calculated using midpoint of 2016 adjusted diluted EPS guidance Adjusted diluted EPS is a non-GAAP financial measure. Please see the Appendix for a reconciliation of such non-GAAP financial measure to the most directly comparable GAAP financial measure. Unfavorable Favorable $4.85 - $5.15

$0.80 $1.30 $1.61 $2.04 $2.59 $2.89 $3.56 $4.30 $5.00* Mylan’s Proven Track Record as an Acquirer Generics and specialty pharmaceutical business Non-US developed markets specialty and branded generics business 2007 2010 2013 2015 2008-2016 adjusted diluted EPS Growth = 26% CAGR Adjusted Diluted EPS in ($) Adjusted diluted EPS is a non-GAAP financial measure. See Appendix for reconciliation of adjusted diluted EPS to the most directly comparable GAAP measure. *Midpoint of 2016 guidance range **Stated 2017 opportunity/2018 target; this is a long-term target only and does not represent company guidance. 2016 Women’s healthcare businesses ~$6.00**

Q&A

Reconciliation of Non-GAAP Metrics Impact of Shares Issued in EPD Transaction GAAP requires that EPS be calculated for each individual period based on average shares outstanding for the period (both quarter-to-date and year-to-date). The issuance of shares to Abbott in the first quarter of 2015 impacted the average quarterly outstanding shares versus average outstanding shares for the full year of 2015. The below table shows a quarterly reconciliation of adjusted diluted EPS (in millions, except per share amounts): Three Months Ended Three Months Ended Year Ended Year Ended March 31, 2015 March 31, 2015 June 30, 2015 June 30, 2015 September 30, 2015 September 30, 2015 December 31, 2015 December 31, 2015 Impact of Average Share Count Impact of Average Share Count December 31, 2015 December 31, 2015 Adjusted diluted EPS $ 0.70 $ 0.91 $ 1.43 $ 1.22 $ 0.04 $ 4.30 Adjusted net earnings $ 309.1 $ 474.3 $ 733.8 $ 620.2 $ 2,137.4 Diluted share count 443.8 521.9 514.0 509.8 497.4

Reconciliation of Non-GAAP Metrics (Unaudited; USD in millions, except per share amounts) Three Months Ended December 31, Three Months Ended December 31, Year Ended December 31, Year Ended December 31, 2015 2015 2014 2014 2015 2015 2014 2014 GAAP net earnings attributable to Mylan N.V. and GAAP diluted EPS $ 194.6 $ 0.38 $ 189.2 $ 0.47 $ 847.6 $ 1.70 $ 929.4 $ 2.34 Purchase accounting related amortization (primarily included in cost of sales) (a) 291.1 129.2 900.9 419.0 Litigation settlements, net (116.5) 0.7 (97.4) 47.9 Interest expense, primarily amortization of convertible debt discount 5.7 11.9 45.6 46.0 Non-cash accretion and fair value adjustments of contingent consideration liability 9.9 9.2 38.4 35.3 Clean energy investments pre-tax loss (b) 24.9 22.5 93.2 78.9 Financing related costs (included in other expense (income), net) (c) 71.2 33.3 112.0 33.3 Acquisition related costs (primarily included in cost of sales and selling, general and administrative expense) 194.3 58.5 438.0 139.5 Acquisition related customer incentive (included in third party net sales) — — 17.1 — Restructuring and other special items included in: Cost of sales 16.5 13.1 36.3 45.1 Research and development expense 1.8 — 20.3 17.9 Selling, general and administrative expense 7.0 18.0 48.3 66.9 Other income (expense), net 0.3 (7.2) 7.2 (10.9) Tax effect of the above items and other income tax related items (d) (80.6) (58.6) (370.1) (432.0) Adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS $ 620.2 $ 1.22 $ 419.8 $ 1.05 $ 2,137.4 $ 4.30 $ 1,416.3 $ 3.56 Weighted average diluted ordinary shares outstanding 509.8 400.6 497.4 398.0 Below is a reconciliation of GAAP net earnings attributable to Mylan N.V. and GAAP diluted EPS to adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS for the quarter and year compared to the respective prior year period: Adjustment for purchase accounting related amortization expense for the three months and years ended December 31, 2015 and 2014 includes intangible asset impairment charges of $31.3 million and $27.7 million, respectively. Adjustment represents exclusion of the pre-tax loss related to Mylan's clean energy investments, the activities of which qualify for income tax credits under Section 45 of the Internal Revenue Code of 1986, as amended (the "Code"). The amount is included in other expense (income), net in the Consolidated Statements of Operations. Adjustment represents approximately $71.2 million related to the termination of certain interest rate swaps and charges of approximately $40.8 million related to the redemption of the Company’s 7.875% Senior Notes due 2020 for the year ended December 31, 2015. Adjustment for other income tax related items includes the exclusion from Adjusted Net Earnings of the tax benefit of approximately $156 million related to the merger of the Company’s wholly owned subsidiaries, Agila Specialties Private Limited and Onco Therapies Limited, into Mylan Laboratories Limited for the year ended December 31, 2014.

Reconciliation of Non-GAAP Metrics Below is a reconciliation of GAAP net earnings attributable to Mylan N.V. and GAAP diluted EPS to adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS for each of the four quarters of 2015 (in millions, except per share amounts): Adjustment for purchase accounting related amortization expense for the three months ended December 31, 2015 includes intangible asset impairment charges of $31.3 million. Adjustment represents exclusion of the pre-tax loss related to Mylan's clean energy investments, the activities of which qualify for income tax credits under Section 45 of the Internal Revenue Code of 1986, as amended (the "Code"). The amount is included in other expense (income), net in the Consolidated Statements of Operations. Adjustment represents approximately $71.2 million related to the termination of certain interest rate swaps for the three months ended December 31, 2015 and charges of approximately $40.8 million related to the redemption of the Company’s 7.875% Senior Notes due 2020 for the three months ended September 30, 2015. Three Months Ended Three Months Ended March 31, 2015 March 31, 2015 June 30, 2015 June 30, 2015 September 30, 2015 September 30, 2015 December 31, 2015 December 31, 2015 GAAP net earnings attributable to Mylan N.V. and GAAP diluted EPS $ 56.6 $ 0.13 $ 167.8 $ 0.32 $ 428.6 $ 0.83 $ 194.6 $ 0.38 Purchase accounting related amortization (primarily included in cost of sales) (a) 144.0 246.6 219.2 291.1 Litigation settlements, net 17.7 (0.9) 2.3 (116.5) Interest expense, primarily amortization of convertible debt discount 12.2 16.2 11.5 5.7 Non-cash accretion and fair value adjustments of contingent consideration liability 9.2 9.6 9.7 9.9 Clean energy investments pre-tax loss (b) 22.5 21.7 24.1 24.9 Financing related costs (included in other expense (income), net) (c) — — 40.8 71.2 Acquisition related costs (primarily included in cost of sales and selling, general and administrative expense) 78.8 72.6 92.3 194.3 Acquisition related customer incentive (included in third party net sales) — — 17.1 — Restructuring and other special items included in: Cost of sales 8.0 6.7 5.1 16.5 Research and development expense 17.9 — 0.6 1.8 Selling, general and administrative expense 7.8 24.9 8.6 7.0 Other income (expense), net 7.0 1.1 (1.2) 0.3 Tax effect of the above items and other income tax related items (72.6) (92.0) (124.9) (80.6) Adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS $ 309.1 $ 0.70 $ 474.3 $ 0.91 $ 733.8 $ 1.43 $ 620.2 $ 1.22 Weighted average diluted ordinary shares outstanding 443.8 521.9 514.0 509.8

Reconciliation of Non-GAAP Metrics (Unaudited; USD in millions) Three Months Ended Three Months Ended Year Ended Year Ended December 31, December 31, December 31, December 31, 2015 2015 2014 2014 2015 2015 2014 2014 GAAP net earnings attributable to Mylan N.V. $ 194.6 $ 189.2 $ 847.6 $ 929.4 Add adjustments: Net contribution attributable to the noncontrolling interest and equity method investments 27.6 27.2 105.2 95.1 Income taxes 23.7 81.9 67.7 41.4 Interest expense 70.9 82.0 339.4 333.2 Depreciation and amortization 340.7 168.5 1,032.1 566.6 EBITDA $ 657.5 $ 548.8 $ 2,392.0 $ 1,965.7 Add / (deduct) adjustments: Share-based compensation expense 26.4 17.9 92.8 65.9 Litigation settlements, net (116.5) 0.7 (97.4) 47.9 Restructuring & other special items 259.8 114.7 624.7 286.4 Adjusted EBITDA $ 827.2 $ 682.1 $ 3,012.1 $ 2,365.9 Adjusted total revenues (e) $ 2,490.7 $ 2,082.7 $ 9,446.4 $ 7,719.6 Adjusted EBITDA margin (f) 33.2% 32.8% 31.9% 30.6 % Below is a reconciliation of GAAP net earnings attributable to Mylan N.V. to EBITDA and adjusted EBITDA for the quarter and year compared to the respective prior year period: (e)Refer to the non-GAAP reconciliations for reconciliation of adjusted total revenues to the most directly comparable GAAP financial measure for the year ended December 31, 2015. For the three months ended December 31, 2015 and 2014 and the year ended December 31, 2014, GAAP total revenues was the same as the corresponding adjusted measure. (f)Adjusted EBITDA margin is calculated as adjusted EBITDA divided by adjusted total revenues.

Summary of Adjusted Total Revenues by Segment (Unaudited; USD in millions) Three Months Ended Three Months Ended Year Ended Year Ended Three Months Ended Year Ended December 31, December 31, December 31, December 31, Percent Change Percent Change 2015 2015 2014 2014 2015 2015 2014 2014 Actual Constant Currency(1) Actual Constant Currency(1) Generics (adjusted): Third party net sales North America $ 1,033.8 $ 1,000.6 $ 3,895.6 $ 3,361.2 3% 4% 16% 16 % Europe (adjusted) (2) 616.4 373.4 2,222.7 1,476.8 65% 77% 51% 67 % Rest of World 570.5 441.0 2,056.6 1,621.3 29% 39% 27% 38 % Adjusted total third party net sales (2) 2,220.7 1,815.0 8,174.9 6,459.3 22% 27% 27% 33 % Other third party revenues 9.0 19.5 40.8 51.1 Adjusted total third party revenues 2,229.7 1,834.5 8,215.7 6,510.4 Intersegment sales 1.1 1.0 6.3 4.7 Adjusted Generics total revenues 2,230.8 1,835.5 8,222.0 6,515.1 Specialty: Third party net sales 254.1 242.7 1,204.8 1,187.2 5% 5% 1% 1 % Other third party revenues 6.9 5.5 25.9 22.0 Total third party revenues 261.0 248.2 1,230.7 1,209.2 Intersegment sales 5.1 1.7 10.9 9.0 Specialty total revenues 266.1 249.9 1,241.6 1,218.2 Elimination of intersegment sales (6.2) (2.7) (17.2) (13.7) Adjusted consolidated total revenues (2) $ 2,490.7 $ 2,082.7 $ 9,446.4 $ 7,719.6 20% 24% 22% 28 % The constant currency percent change is derived by translating third party net sales for the current period at prior year comparative period exchange rates. Refer to the non-GAAP reconciliations for reconciliations of adjusted third party net sales from Europe, Generics segment adjusted third party net sales, adjusted third party net sales and adjusted total revenues to the most directly comparable GAAP financial measures for the year ended December 31, 2015. For the three months ended December 31, 2015 and 2014 and the year ended December 31, 2014, GAAP third party net sales from Europe, GAAP Generics segment third party net sales, GAAP third party net sales and GAAP total revenues were the same as the corresponding adjusted measures.

Reconciliation of Non-GAAP Metrics (Unaudited; USD in millions) Three Months Ended Three Months Ended Year Ended Year Ended December 31, December 31, December 31, December 31, 2015 2015 2014 2014 2015 2015 2014 2014 GAAP third party net sales from Europe $ 616.4 $ 373.4 $ 2,205.6 $ 1,476.8 Add: Acquisition related customer incentive — — 17.1 — Adjusted third party net sales from Europe $ 616.4 $ 373.4 $ 2,222.7 $ 1,476.8 GAAP Generics segment third party net sales $ 2,220.7 $ 1,815.1 $ 8,157.8 $ 6,459.3 Add: Acquisition related customer incentive — — 17.1 — Adjusted Generics segment third party net sales $ 2,220.7 $ 1,815.1 $ 8,174.9 $ 6,459.3 GAAP third party net sales $ 2,474.8 $ 2,057.7 $ 9,362.6 $ 7,646.5 Add: Acquisition related customer incentive — — 17.1 — Adjusted third party net sales $ 2,474.8 $ 2,057.7 $ 9,379.7 $ 7,646.5 GAAP total revenues $ 2,490.7 $ 2,082.7 $ 9,429.3 $ 7,719.6 Add: Acquisition related customer incentive — — 17.1 — Adjusted total revenues $ 2,490.7 $ 2,082.7 $ 9,446.4 $ 7,719.6

Reconciliation of Non-GAAP Metrics (Unaudited; USD in millions) Three Months Ended Three Months Ended Year Ended Year Ended December 31, December 31, December 31, December 31, 2015 2015 2014 2014 2015 2015 2014 2014 GAAP cost of sales $ 1,428.1 $ 1,113.7 $ 5,213.2 $ 4,191.6 Deduct: Purchase accounting related amortization (287.2) (125.4) (885.5) (403.6) Acquisition related costs (34.8) (15.9) (98.5) (68.6) Restructuring & other special items (16.5) (13.1) (36.3) (45.1) Adjusted cost of sales $ 1,089.6 $ 959.3 $ 4,192.9 $ 3,674.3 Adjusted gross profit (a) $ 1,401.1 $ 1,123.4 $ 5,253.5 $ 4,045.3 Adjusted gross margin (a) 56% 54% 56% 52 % GAAP R&D $ 159.0 $ 150.2 $ 671.9 $ 581.8 Deduct: Acquisition related costs (0.9) (2.6) (2.1) (2.7) Restructuring & other special items (1.8) — (20.3) (17.9) Adjusted R&D $ 156.3 $ 147.6 $ 649.5 $ 561.2 Adjusted R&D as % of adjusted total revenues 6.3% 7.1% 6.9% 7.3 % GAAP SG&A $ 596.2 $ 425.6 $ 2,180.7 $ 1,625.7 Deduct: Acquisition related costs (91.0) (37.9) (227.4) (65.9) Restructuring & other special items (7.0) (18.0) (48.3) (66.9) Adjusted SG&A $ 498.2 $ 369.7 $ 1,905.0 $ 1,492.9 Adjusted SG&A as % of adjusted total revenues 20.0% 17.7% 20.2% 19.3 % Adjusted gross profit is calculated as adjusted total revenues less adjusted cost of sales. Adjusted gross margin is calculated as adjusted gross profit divided by adjusted total revenues. GAAP gross profit is calculated as GAAP total revenues less GAAP cost of sales. GAAP gross margin is calculated as GAAP gross profit divided by GAAP total revenues.

Reconciliation of Non-GAAP Metrics (Unaudited; USD in millions) Three Months Ended Three Months Ended Year Ended Year Ended December 31, December 31, December 31, December 31, 2015 2015 2014 2014 2015 2015 2014 2014 GAAP pre-tax income $ 218.3 $ 272.4 $ 915.4 $ 974.5 Pre-tax loss related to the clean energy investments 24.9 22.5 93.2 78.9 Purchase accounting related amortization, including product and IPR&D asset impairments 291.1 129.2 900.9 419.0 Litigation settlements, net (116.5) 0.7 (97.4) 47.9 Financing-related costs 71.2 33.3 112.0 33.3 Acquisition related costs (primarily included in selling, general and administrative expense) 194.3 58.5 438.0 139.5 Acquisition related customer incentive (included in third party net sales) — — 17.1 — Interest expense, primarily accretion of contingent consideration and amortization of convertible debt discount 15.6 21.1 84.0 81.3 Restructuring and other special items 25.6 23.9 112.1 119.0 Adjusted pre-tax income $ 724.5 $ 561.6 $ 2,575.3 $ 1,893.4 GAAP income tax expense (benefit) $ 23.7 $ 81.9 $ 67.7 $ 41.4 Tax effect of adjustments to pre-tax income and other income tax related items (80.6) (58.6) (370.1) (432.0) Adjusted income tax expense $ 104.3 $ 140.5 $ 437.8 $ 473.4 Adjusted effective tax rate 14% 25% 17% 25 % GAAP net cash provided by operating activities $ 651 $ 127 $ 2,008 $ 1,015 (Deduct) / Add: (Receipt) / payment of litigation settlements (113) 42 (113) 96 Financing Fees — 24 137 24 Acquisition related costs 70 1 191 64 R&D expense — — 12 21 Income tax items (7) (13) (22) (13) Other 1 — 4 3 Adjusted cash provided by operating activities $ 602 $ 181 $ 2,217 $ 1,210 (Deduct) / Add: Capital expenditures (156) (105) (363) (325) Proceeds from sale of property, plant and equipment — — — 9 Adjusted free cash flow $ 446 $ 76 $ 1,854 $ 894

Reconciliation of Non-GAAP Metrics Below is a reconciliation of GAAP net earnings attributable to Mylan N.V. and GAAP diluted EPS to adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS for the years ended December 31, 2013, 2012 and 2011 (in millions, except per share amounts): Adjustment for purchase accounting related amortization expense for the years ended December 31, 2013, 2012, and 2011 include intangible asset impairment charges of approximately $18 million, $42 million and $16 million, respectively. Adjustment represents exclusion of the pre-tax loss related to Mylan's clean energy investments, the activities of which qualify for income tax credits under section 45 of the U.S. Internal Revenue Code. The amount is included in other expense (income), net in the Consolidated Statements of Operations. Year Ended December 31, Year Ended December 31, (Unaudited; in millions, except per share amounts) 2013 2013 2012 2012 2011 2011 GAAP net earnings attributable to Mylan N.V. and GAAP diluted EPS $ 624 $ 1.58 $ 641 $ 1.52 $ 537 $ 1.22 Purchase accounting related amortization (primarily included in cost of sales) (a) 371 391 365 Litigation settlements, net (10) (3) 49 Interest expense, primarily amortization of convertible debt discount 38 36 49 Non-cash accretion and fair value adjustments of contingent consideration liability 35 39 — Clean energy investments pre-tax loss (b) 22 17 — Financing related costs (included in other expense (income), net) 73 — — Acquisition related costs (primarily included in cost of sales and selling, general and administrative expense) 50 — 34 Restructuring and other special items included in: Cost of sales 49 66 8 Research and development expense 52 12 4 Selling, general and administrative expense 71 105 45 Other income (expense), net 25 (1) — Tax effect of the above items and other income tax related items (260) (216) (198) Adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS $ 1,140 $ 2.89 $ 1,087 $ 2.59 $ 893 $ 2.04 Weighted average diluted common shares outstanding 395 420 439

Reconciliation of Non-GAAP Metrics Below is a reconciliation of GAAP net earnings attributable to Mylan N.V. and GAAP diluted EPS to adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS for the years ended December 31, 2010, 2009 and 2008 (in millions, except per share amounts): Adjusted diluted EPS for the year ended December 31, 2010, includes the full effect of the conversion of the company's preferred stock into 125.2 million shares of common stock on November 15, 2010. Adjusted diluted EPS for the period ended December 31, 2009 was calculated under the "if-converted method" which assumes conversion of the Company's preferred stock into shares of common stock, based on an average share price, and excludes the preferred dividend from the calculation, as the "if-converted method" is more dilutive. Year Ended December 31, Year Ended December 31, (Unaudited; in millions, except per share amounts) 2010 2010 2009 2009 2008 2008 GAAP net earnings attributable to Mylan N.V. and GAAP diluted EPS $ 224 $ 0.68 $ 94 $ 0.30 $ (335) $ (1.10) Purchase accounting related amortization (primarily included in cost of sales) 309 283 489 Goodwill impairment charges — — 385 Bystolic revenue — — (468) Litigation settlements, net 127 226 17 Interest expense, primarily amortization of convertible debt discount 60 43 30 Financing related costs (included in other expense (income), net) 37 — — Acceleration of deferred revenue — (29) — Non-controlling interest — 9 — Restructuring and other special items included in: Cost of sales 7 33 53 Research and development expense 10 22 14 Selling, general and administrative expense 63 49 89 Other income (expense), net 1 (13) 1 Tax effect of the above items and other income tax related items (253) (273) (31) Preferred dividend (c) 122 139 — Adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS $ 707 $ 1.61 $ 583 $ 1.30 $ 244 $ 0.80 Weighted average diluted common shares outstanding (c) 438 450 304

Reconciliation of 2016 Forecasted Guidance The reconciliations below are based on management's estimate of adjusted net earnings and adjusted diluted EPS, adjusted EBITDA and adjusted cash provided by operating activities for the twelve months ending December 31, 2016. Mylan expects certain known GAAP amounts for 2016, as presented in the reconciliation below. Other GAAP charges, including those related to potential litigation, asset impairments and restructuring programs that would be excluded from the adjusted results are possible, but their amounts are dependent on numerous factors that we currently cannot ascertain with sufficient certainty or are presently unknown. These GAAP charges are dependent upon future events and valuations that have not yet occurred or been performed. The unaudited forecasted amounts presented below are stated in millions, except for earnings per share data. Reconciliation of Forecasted GAAP Net Earnings and GAAP Diluted EPS to Adjusted Net Earnings and Adjusted Diluted EPS Twelve Months Ended December 31, 2016 Twelve Months Ended December 31, 2016 Lower Lower Upper Upper GAAP net earnings attributable to Mylan N.V. and GAAP diluted EPS $ 1,235 $ 2.38 $ 1,290 $ 2.43 Purchase accounting related amortization 1,000 1,050 Interest expense, primarily amortization of convertible debt discount 60 70 Pre-tax loss of clean energy investments 90 100 R&D milestone payments 100 125 Restructuring, acquisition and other special items 270 375 Tax effect of the above items and other income tax related items (230) (285) Adjusted net earnings attributable to Mylan N.V. and adjusted diluted EPS $ 2,525 $ 4.85 $ 2,725 $ 5.15 The Company's annual budgeting process, which is the basis for its 2016 earnings guidance, is performed on an adjusted basis. That process is then supplemented by adjusting net income for known differences between the Company's budgeted adjusted net income and GAAP net income, without application of such differences to specific U.S. GAAP income statement line items. As such, the Company has not reconciled its 2016 earnings guidance for adjusted gross margin, adjusted R&D, adjusted SG&A and the adjusted effective tax rate to their most directly comparable GAAP measures because the comparable GAAP financial measures on a forward-looking basis is not accessible and cannot be estimated without unreasonable effort.

Reconciliation of 2016 Forecasted Guidance Reconciliation of forecasted net earnings to adjusted EBITDA Twelve Months Ended December 31, 2016 Twelve Months Ended December 31, 2016 Lower Lower Upper Upper GAAP net earnings $ 1,235 $ 1,290 Add adjustments: Net contribution attributable to the noncontrolling interest and equity method investees 95 125 Income taxes 130 235 Interest expense 390 450 Depreciation and amortization 1,200 1,300 EBITDA $ 3,050 $ 3,400 Add adjustments: Stock-based compensation expense 80 100 R&D milestone payments 100 125 Acquisition, restructuring and other special items 270 375 Adjusted EBITDA $ 3,500 $ 4,000 Reconciliation of forecasted cash provided by operating activities to adjusted cash provided by operating activities Twelve Months Ended December 31, 2016 Twelve Months Ended December 31, 2016 Lower Lower Upper Upper GAAP cash provided by operating activities $ 2,155 $ 2,250 Add: Acquisition and financing related costs 145 225 R&D milestone payments 100 125 Adjusted cash provided by operating activities $ 2,400 $ 2,600